UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 0-29946

Qiao Xing Universal Resources, Inc.

(Translation of registrant’s name into English)

Qiao Xing Science Industrial Park

Tang Quan

Huizhou City, Guangdong, People’s Republic of China 516023

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

1.	Other Information

On November 22, 2011, Qiao Xing Universal Resources, Inc. (the “Company”) issued a press release announcing that Mr. Ruilin Wu has resigned his positions as the Company’s Chairman, Chief Executive Officer, and Director effective November 21, 2011 and that Mr. Xiufeng Shi has resigned his position as a Director of the Company also effective November 21, 2011. Both Mr. Wu’s and Mr. Shi’s resignations are for personal reasons and not related to any disagreement with the Company regarding financial, operational or other practices. The Company also announced that Mr. Zhiyang Wu has been appointed the Company’s Chairman and CEO and Mr. Kaisong Xiang has been appointed as a Director of the Company. Mr. Zhiyang Wu is the son of Mr. Ruilin Wu. The Company issue a press release announcing these management changes on November 22, 2011. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

2.	Exhibits

(a) Exhibits:

The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

EXHIBIT INDEX

Exhibit Number	Exhibit Title

99.1	Press Release, dated November 22, 2011

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 22, 2011	Qiao Xing Universal Resources, Inc.

	By:	/s/ Zhiyang Wu
Name: Zhiyang Wu
Title: Chairman

3

Exhibit 99.1

Company Contact: Qiao Xing Mobile Communication Co., Ltd. Lucy Wang, Vice President Tel: +86 (10) 5731-5638 E-mail: wangjinglu@cectelecom.com

USA IR Agency Contacts:

CCG Investor Relations

Ms. Mabel Zhang, Associate Partner

+1 (310) 954-1383

E-mail: mabel.zhang@ccgir.com

Mr. John Harmon, Sr. Account Manager

+86 (10) 6561 6886 ext. 807

E-mail: john.harmon@ccgir.com

Website: www.ccgirasia.com

For Immediate Release:

Qiao Xing Universal Resources Announces Management Changes

—    Mr. Zhiyang Wu Appointed Chairman and CEO

—    Mr. Kaisong Xiang Appointed Director

HUIZHOU, China, November 22, 2011 – Qiao Xing Universal Resources, Inc. (NASDAQ: XING) (“XING” or the “Company”), a leading company in the molybdenum mining business as well as a company with substantial assets in the resources industry, today announced that Mr. Zhiyang Wu has been appointed to serve as Chief Executive Officer and Chairman of the Board, replacing Mr. Ruilin Wu, who resigned his positions as the Company’s Chairman and Chief Executive Officer, effective November 21, 2011. Additionally, the Company announced that Mr. Kaisong Xiang has been appointed to serve as Director of the Company, replacing Mr. Xiufeng Shi, who resigned effective November 21, 2011 as well. Mr. Ruilin Wu’s and Mr. Xiufeng Shi’s resignations are for personal reasons and are not related to any disagreement with the Company regarding financial, operational or other practices.

Mr. Zhiyang Wu served as the Company’s Vice Chairman and Board Secretary from 1992 to 2010. He has also been serving as Chairman of Qiao Xing Mobile Communication Co., Ltd., the Company’s majority owned subsidiary (“QXM”), since 2003 and as QXM’s Chief Executive Officer since December 2010. From 1995 to 1999, he was the General Manager of Qiao Xing Communication Industry Co., Ltd., a former subsidiary of the Company. Mr. Wu received a diploma in enterprise management from Huizhou University in China. Mr. Zhiyang Wu is the son of Mr. Ruilin Wu and is 38 years old.

Mr. Kaisong Xiang, aged 57, most recently served as Chief Engineer of a mining company based in Hunan Province, China. His more than 35 years of experience includes mineral resource surveying, license application and document drafting; technical supervision with the Institute of Geological Survey; and serving as technical section chief for the Huayuan Xingfa lead and zinc deposit development project, as well as mineral resources prospecting and survey of gold, silver and copper deposits. Mr. Xiang graduated from the Wuhan Institute of Geology and obtained the qualification of senior geology engineer from the Hunan Provincial Human Resources Department in 2001. He was honored with the achievement award from the Bureau of Geology and Mineral Exploration and Development of Hunan Province in 2000.

ABOUT QIAO XING UNIVERSAL RESOURCES INC.

Qiao Xing Universal Resources, Inc. is a leading player in the molybdenum mining industry with substantial assets in the resources industry. XING focuses on mining and processing rare metal ores and several strategically important base-metal ores, including molybdenum, copper lead and zinc. XING currently owns a 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. and a 34.53% equity interest in Chifeng Aolunhua Mining Co., Ltd, as well as the right to receive 100% of the expected economic residual returns from Chifeng Haozhou Mining Co., Ltd.

XING was one of the first Chinese companies to be listed on NASDAQ (in 1999) as one of the leading players in the telecommunication-terminal product business in China. In 2007, XING made the strategic decision to diversify into the resources industry. Since then, XING has made several acquisitions in the resources industry and divested its fixed-line and budget mobile phone businesses. To reflect this change, XING changed its corporate name to Qiao Xing Universal Resources, Inc., effective January 28, 2010.

XING is well positioned to optimize the operation of its mining business as well to increase its presence in the resources industry in 2011 and beyond. XING will continue to seek opportunities to acquire future high potential mining assets. At the same time, XING is also working to divest its remaining mobile-phone business to become a pure-play resources company.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions, performance or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. Forward-looking statements include all statements other than statements of historical facts, such as statements regarding our ability to optimize the operation of our mining business, our ability to increase our presence in the resources industry, opportunities to acquire future mining assets and opportunities to divest our remaining mobile-phone business. Readers are cautioned that forward-looking statements are not guarantees of future performance and are based on estimates, assumptions and uncertainties. Actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the SEC. We do not undertake any obligation to update any forward-looking statements. All information provided in this press release is as of November 22, 2011.

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